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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Epicor Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29426L108

(CUSIP Number)

John D. Ireland, Esq.

Senior Vice President and General Counsel

Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, CA 92612

(949) 585-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29426L108	Schedule 13D	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). L. George Klaus
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,438,751
8. Shared Voting Power 282,444 (all 282,444 of which are shares owned by Mr. Klaus’s spouse as to which he disclaims beneficial ownership)
9. Sole Dispositive Power 3,438,751
10. Shared Dispositive Power 282,444 (all 282,444 of which are shares owned by Mr. Klaus’s spouse as to which he disclaims beneficial ownership)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,721,195 (including 282,444 shares, which are shares owned by Mr. Klaus’s spouse as to which he disclaims beneficial ownership)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29426L108	Schedule 13D	Page 3 of 6

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Epicor Software Corporation (“Epicor” or the “Company”), a Delaware corporation. The principal executive offices of Epicor are located at 18200 Von Karman Avenue, Suite 1000, Irvine, CA 92612.

Item 2.	Identity and Background

This statement is filed on behalf of L. George Klaus, a United States citizen, whose business address is 18200 Von Karman Avenue, Suite 1000, Irvine, CA 92612. The present principal occupation or employment of L. George Klaus is as the President and Chief Executive Officer of Epicor. During the last five years, Mr. Klaus has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.	Purpose of Transaction

Mr. Klaus is currently the Chairman of the Board and President & Chief Executive Officer of Epicor Software Corporation. In these roles, Mr. Klaus is actively involved in managing the business and affairs of Epicor and formulating Epicor’s business strategies. In these roles, Mr. Klaus intends to suggest and, from time to time, implement, plans or proposals which relate to, or would result in, one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock of Epicor beneficially owned by Mr. Klaus is 3,721,195, which (i) includes (A) 419,812 shares subject to stock options which are currently exercisable or exercisable within 60 days, (B) 961,167 shares of restricted common stock which is subject to a lapsing right of repurchase by the Company upon the achievement of certain milestones and dates, and (C) 40,132 shares of common stock owned by Mr. Klaus’s spouse. Of the 3,721,195 shares reported by Mr. Klaus, Mr. Klaus disclaims beneficial ownership of 282,444 shares owned by Mr. Klaus’s spouse (which (A) includes 47,812 shares subject to options which are currently exercisable or exercisable within 60 days and (B) 194,500 shares of restricted common stock which is subject to a lapsing right of repurchase by the Company upon the achievement of certain milestones and dates).

The percentage of the Common Stock beneficially owned by Mr. Klaus is approximately 6.0%, based on a total of (i) 59,910,525 shares of Common Stock issued and outstanding as of November 1, 2008 as contained in Epicor’s Form 10-Q for the quarter ended September 30, 2008, the most recently available filing with the Securities and Exchange Commission of Epicor plus (ii) 1,298,479 shares of common stock, representing 419,812 unissued shares subject to vested options and 878,667 shares of restricted common stock issued in February 2009.

(b)	The number of shares of Common Stock as to which Mr. Klaus has:

(i)	Sole power to vote or direct the vote: 3,721,195;

(ii)	Shared power to vote or direct the vote: 282,444 (all 282,444 of which are shares owned by Mr. Klaus’s spouse as to which he disclaims beneficial ownership)

CUSIP No. 29426L108	Schedule 13D	Page 4 of 6

(iii)	Sole power to dispose or direct the disposition of: 3,721,195;

(iv)	Shared power to dispose or direct the disposition of: 282,444 (all 282,444 of which are shares owned by Mr. Klaus’s spouse as to which he disclaims beneficial ownership).

Of the 3,721,195 shares noted above 419,812 shares are subject to stock options which are currently exercisable or exercisable within 60 days and 282,444 shares are beneficially owned by Mr. Klaus’s spouse as to which he disclaims beneficial ownership.

The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of is shared:

(A)	Name: Lauri Klaus

(B)	Residence or business address: 18200 Von Karman Avenue, Suite 1000, Irvine, CA 92612.

(C)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Lauri Klaus is an Executive Vice President at Epicor, with offices located at 18200 Von Karman Avenue, Suite 1000, Irvine, CA 92612.

(D)	During the last five years, Lauri Klaus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E)	During the last five years, Lauri Klaus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Citizenship: United States.

(c)	In connection with Mr. Klaus’s role as a service provider of the Company he received the following equity awards in the past 60 days:

On February 2, 2008 and February 3, 2008, Mr. Klaus and his spouse received equity awards in the aggregate of 878,667 shares of restricted common stock, subject to a lapsing right of repurchase by the Company.

(d)	Only those persons identified in Item 5(b) above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the contracts, arrangements, understandings and relationships described elsewhere in this Statement, Mr. Klaus is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of Epicor, including, but not limited to, the transfer or voting of any of the securities of Epicor, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 29426L108	Schedule 13D	Page 5 of 6

Item 7.	Material to be Filed as Exhibits

Not Applicable.

CUSIP No. 29426L108	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	/s/ L. George Klaus
L. George Klaus